Frontier Communications Corporation

401 Merritt 7

Norwalk, Connecticut 06851

(203) 614-5600

August 1, 2018

BY EDGAR – CORRESPONDENCE

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:      Frontier Communications Corporation

Form 10-K for Fiscal Year Ended December 31, 2017

Filed March 1, 2018

Form 10-Q for the Quarterly Period Ended March 31, 2018

Filed May 4, 2018

File No. 001-11001

Ladies and Gentlemen:

On behalf of Frontier Communications Corporation, with respect to Frontier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, set forth below are the responses to the Staff’s comments.  For your convenience, we have repeated each of the comments in your letter in italicized, boldface type, followed by our responses in regular type, and numbered each of our responses to correspond with the comment number in your letter.

Form 10-Q for the quarterly period ended March 31, 2018

Notes to Consolidated Financial Statements

ASC 606 Adoption and Revenue Recognition

Customer Incentives, Page 11

1.

We note your disclosure that you consider customer incentives offered as separate performance obligations. You further note that these incentives will continue to be recognized as marketing expenses and included in Selling, general and administrative expenses. To help us better understand your disclosure, please provide specific examples of the incentives offered to customers. In addition, tell us why those incentives, identified as separate performance obligations, would not be more appropriately classified as cost of sales?

U.S. Securities and Exchange Commission

August 1, 2018

Response:

In the process of acquiring and/or retaining customers, we may offer them incentives, which generally fall into one of the following categories:

-	Third Party Incentives (e.g. Amazon Gift Cards or Amazon Prime Memberships)
-	Free Goods/Services (e.g. free premium channels)
-	Service Discounts
-	Cash Equivalents Incentives (e.g. Visa Gift Cards)

Third party incentives and free goods/services each have stand-alone value and are therefore treated as separate performance obligations to the customer.  Service discounts and cash equivalents are not separate performance obligations, but rather result in lower total transaction price, which is allocated to the various performance obligations under the relevant customer contract based upon their relative stand-alone selling prices and result in lower revenue over the term of the contract.

During 1Q18, we recognized approximately $10M in expense related to free goods/services and third party incentives. These costs were properly included in cost of sales, which is a component of Network access expense.  Our 1Q18 disclosure incorrectly indicated that these expenses are recognized as marketing expense, which is a component of Selling, general and administrative expense.

Beginning with our second quarter Form 10Q and in future filings, we will revise our disclosure to correct and clarify which of our customer incentives are treated as performance obligations as well as where their expense is recorded.   The proposed revised disclosure is reflected at the end of our response to question #2 below.

2.

You disclose that there are circumstances where customer incentives issued may exceed the reduction of revenue recorded over the contract term, and result in a recorded contract asset. Please provide examples of the types of incentives that would drive the generation of these contract assets and describe how those incentives would exceed the reduction of revenue over the contract term.

Response:

Generally customer incentives are issued at the beginning of a customer contract term, which results in the creation of a contract asset.  The example below illustrates how a contract asset is created when a customer’s discount duration (12 months) is less than their total contract duration (24 months).  The total revenue recorded for a contract will always equal the total transaction price received over the term of the contract.  The incentives would never exceed the reduction of revenue over the contract term.

U.S. Securities and Exchange Commission

August 1, 2018

Beginning with our second quarter Form 10Q and in future filings, we will modify our Bundled Services and Allocation of Discounts as well as Customer Incentives disclosures to add clarity as follows:

Bundled Services and Allocation of Discounts

When customers purchase more than one service, the revenue allocable to each service under ASC606 is determined based upon the relative stand-alone selling price of each service received. While this change results in different allocations to each of the services, it does not change total customer revenue. We frequently offer service discounts as an incentive to customers.  Service discounts reduce the total transaction price allocated to the performance obligations that are satisfied over the term of the customer contract.  We may also offer incentives which are considered cash equivalents (e.g. Visa gift cards) that similarly result in a reduction of the total transaction price as well as lower revenue over the term of the contract. A contract asset is often created during the beginning of the contract term when the term of the incentive is shorter than the contract term.  These contract assets are realized over the term of the contract as our performance obligations are satisfied and customer consideration is received.

Other Customer Incentives

In the process of acquiring and/or retaining customers, we may issue a variety of incentives aside from service discounts or cash equivalent incentives.  Those incentives that have stand-alone value (e.g gift cards not considered cash equivalents or free goods/services) are considered a separate performance obligation under ASC606.  As a result, while these incentives are free to the customer, a portion of the consideration received from the customer over the contract term is ascribed to them based upon their relative stand-alone selling price.  The revenue, reflected in “Other revenue” and costs, reflected in “Network access expense”, for these incentives are recognized when they are delivered to the customer and the performance obligation is satisfied.  Similar to discounts, these types of incentives generally result in the creation of a contract asset during the beginning of the contract term.

U.S. Securities and Exchange Commission

August 1, 2018

Upfront Fees, Page 11

3.

You disclose that when upfront fees provide the customer with a material right to renew, those fees must be deferred and amortized into revenue over the typical contract term. Please clarify what you mean by “typical contract term” and whether this term includes anticipated customer renewals

Response:

We often assess upfront fees to new customers, including fees related to the installation of equipment and the undertaking of activities necessary to perform under the contract.  Inherent in the upfront fees we charge to our customers is a right to renew without the customer having to incur additional set-up charges or fees, which we view as a material right.  As a material right under ASC 606-10-55-42, we do consider renewal periods in establishing the period over which to amortize these fees into revenue.  We refer to this period as the “typical contract term.”

Beginning with our second quarter Form 10Q and in future filings, we will modify our Upfront Fees disclosure as follows to add clarity:

Upfront Fees

All non-refundable upfront fees provide our customers with a material right to renew and therefore must be deferred and amortized into revenue over the expected period for which related services are provided.  With upfront fees assessed at the beginning of a contract, a contract liability is often created, which is reduced over the term of the contract as the performance obligations are satisfied.

*   *   *   *

Thank you for your consideration of our responses to your comment letter and please do not hesitate to call me (203-614-5100) or Don Daniels, SVP and Chief Accounting Officer (203-614-5023) if you have any questions or need any additional information.

Sincerely,

/s/ R. Perley McBride

R. Perley McBride

Executive Vice President and

Chief Financial Officer